UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
INTERMUNE, INC.	94-3296648	0-29801

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.

					AREA CODE	NUMBER
3280 Bayshore Boulevard Brisbane, CA 94005					415	466-2200

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	STREET	CITY	STATE	ZIP CODE
William A. Halter		Former Director	3280 Bayshore Boulevard, Brisbane, CA 94005

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)		(c)
Title of the	Name and Address of Each Broker	SEC USE ONLY	Number of Shares
Class of	Through Whom the Securities are to be		or Other Units
Securities	Offered or Each Market Maker who is	Broker-Dealer	To Be Sold
To Be Sold	Acquiring the Securities	File Number	(See instr. 3(c))

COMMON	E*TRADE FINANCIAL
STOCK	1095 WHITE ROCK ROAD
	RANCHO CORDOVA, CA 95670		18,120

(d)	(e)	(f)	(g)
Aggregate	Number of Shares	Approximate	Name of Each
Market	or Other Units	Date of Sale	Securities
Value	Outstanding	(See instr. 3(f))	Exchange
(See instr. 3(d))	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))

$401,891.51	34,008,554	12/08/2006	NASDAQ

INSTRUCTIONS:

1.	(a)	Name of issuer

	(b)	Issuer’s I.R.S. Identification Number

	(c)	Issuer’s S.E.C. file number, if any

	(d)	Issuer’s address, including zip code

	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold

	(b)	Such person’s I.R.S. identification number, if such a person is an entity

	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

	(d)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold

	(b)	Name and address of each broker through whom the securities are intended to be sold

	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

	(f)	Approximate date on which the securities are to be sold

	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Name of Person from
			Whom Acquired	Amount of
Title of	Date you	Nature of Acquisition	(If gift, also give	Securities	Date of
the Class	Acquired	Transaction	date donor acquired)	Acquired	Payment	Nature of Payment

COMMON	05/27/05	Exercise of non-qualified stock options and same day sale. Such options were granted under the Amended and Restated 2000 Non-Employee Directors' Stock Option Plan.	INTERMUNE, INC.	18,120	12/08/06	CASH

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.	If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of
Securities
Name and Address of Seller	Title of Securities Sold	Date of Sale	Sold	Gross Proceeds

WILLIAM A. HALTER 3280 Bayshore Boulevard Brisbane, CA 94005	Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock	12/05/06 12/04/06 11/28/06 10/27/06 10/31/06 11/16/06 11/17/06	18,387 25,000 10,000 10,000 10,000 200 9,800	$400,386 $545,006 $210,068 $220,000 $224,660 $ 4,500 $222,264

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

December 8, 2006

DATE OF NOTICE

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

/s/ Robin J. Steele, Attorney-In-Fact For William A. Halter

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)